Q3 FY2025
ENDAVA ANNOUNCES THIRD QUARTER FISCAL YEAR 2025 RESULTS

Q3 FY2025
11.7% Year on Year Revenue Increase to £194.8 million
12.4% Revenue Increase at Constant Currency
Diluted EPS £0.18 compared to £(0.03) in the prior year comparative period
Adjusted Diluted EPS £0.34 compared to £0.22 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company"), the technology-driven business transformation group whose AI-native approach combines cutting edge technology with deep industry expertise, today announced results for the three months ended March 31, 2025, the third quarter of its 2025 fiscal year ("Q3 FY2025").
“The business environment continues to evolve rapidly and the quarter just ended has been challenging. Clients' desire to innovate remains strong; however, they are slow at signing larger contracts in the current uncertain macroeconomic environment. The opportunity pipeline continues to grow but the conversion into revenue is not happening as we would have expected. In this uncertain environment, we are focusing on what we can control to best position the business for the long term. Additionally, our board of directors has authorized the repurchase of up to $50 million of additional Endava shares, reflecting our confidence in our cash flow outlook and long-term strategy,” said John Cotterell, Endava's CEO.
THIRD QUARTER FISCAL YEAR 2025 FINANCIAL HIGHLIGHTS:
•Revenue for Q3 FY2025 was £194.8 million, an increase of 11.7% compared to £174.4 million in the same period in the prior year.
•Revenue increase at constant currency (a non-IFRS measure)* was 12.4% for Q3 FY2025.
•Profit before tax for Q3 FY2025 was £13.6 million, compared to loss before tax of £(0.5) million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for Q3 FY2025 was £24.6 million, or 12.6% of revenue, compared to £15.5 million, or 8.9% of revenue, in the same period in the prior year.
•Profit for the period was £10.9 million, resulting in diluted earnings per share ("EPS") of £0.18, compared to loss for the period of £(1.7) million and diluted loss per share of £(0.03) in the same period in the prior year.

Q3 FY2025
•Adjusted profit for the period (a non-IFRS measure)* was £20.1 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.34, compared to adjusted profit for the period of £12.7 million and adjusted diluted EPS of £0.22 in the same period in the prior year.
CASH FLOW:
•Net cash from operating activities was £18.7 million in Q3 FY2025, compared to net cash from operating activities of £3.0 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £17.5 million in Q3 FY2025, compared to £2.2 million in the same period in the prior year.
•At March 31, 2025, Endava had cash and cash equivalents of £68.3 million, compared to £62.4 million at June 30, 2024.
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”
OTHER METRICS FOR THE QUARTER ENDED MARCH 31, 2025:
•Headcount totaled 11,365 at March 31, 2025, with an average of 10,272 operational employees in Q3 FY2025, compared to a headcount of 11,025 at March 31, 2024 and an average of 10,127 operational employees in the same period in the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve-month basis was 136 at March 31, 2025, compared to 142 clients at March 31, 2024.
•Top 10 clients accounted for 39% of revenue in Q3 FY2025, compared to 34% in the same period in the prior year.
•By geographic region, 37% of revenue was generated in North America, 22% was generated in Europe, 35% was generated in the United Kingdom and 6% was generated in the rest of the world in Q3 FY2025. This compares to 30% in North America, 28% in Europe, 35% in the United Kingdom and 7% in the Rest of the World in the same period in the prior year.
•By industry vertical, 19% of revenue was generated from Payments, 21% from BCM, 9% from Insurance, 18% from TMT, 8% from Mobility, 12% from Healthcare, and 13% from Other in Q3 FY2025. This compares to 24% from Payments, 14% from BCM, 9% from Insurance, 24% from TMT, 10% from Mobility, 4% from Healthcare, and 15% from Other in the same period in the prior year.

Q3 FY2025
OUTLOOK:
Fourth Quarter Fiscal Year 2025:
Endava expects revenue will be in the range of £186.0 million to £188.0 million, representing a constant currency revenue change of between (1.0)% and 0.0% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £0.22 to £0.24 per share.
Full Fiscal Year 2025:
Endava expects revenue will be in the range of £771.5 million to £773.5 million, representing a constant currency revenue increase of between 6.0% and 6.5% on a year over year basis. Endava expects adjusted diluted EPS to be in the range of £1.11 to £1.13 per share.
This above guidance for the fourth quarter and full fiscal year 2025 assumes the exchange rates on April 30, 2025 (when the exchange rate was 1 British Pound to 1.34 US Dollar and 1.18 Euro).
Endava is not able, at this time, to reconcile its expectations for the fourth quarter and full fiscal year 2025 for a rate of revenue growth or decline at constant currency or adjusted diluted EPS to their respective most directly comparable IFRS measures as a result of the uncertainty regarding, and the potential variability of, reconciling items such as share-based compensation expense, amortisation of acquired intangible assets, foreign currency exchange losses / (gains), net, and fair value movement of contingent consideration, as applicable. Accordingly, a reconciliation is not available without unreasonable effort, although it is important to note that these factors could be material to Endava's results computed in accordance with IFRS.
The guidance provided above is forward-looking in nature. Actual results may differ materially. See “Forward-Looking Statements” below.
SHARE REPURCHASE PROGRAM:
As of April 30, 2025, the Company had repurchased 1,975,906 American Depositary Shares ("ADS") for $39.7 million under its share repurchase program. As of April 30, 2025, the Company had $60.3 million remaining for repurchase under its share repurchase authorization. Additionally, the Board of Directors of Endava has approved an additional $50 million of share repurchases under the existing program.
CONFERENCE CALL DETAILS:

Q3 FY2025
The Company will host a conference call at 8:00 am ET today, May 14, 2025, to review its Q3 FY2025 results. To participate in Endava’s Q3 FY2025 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Wednesday June 11, 2025.
ABOUT ENDAVA PLC:
Endava is a leading provider of next-generation technology services, dedicated to enabling its customers to accelerate growth, tackle complex challenges and thrive in evolving markets. By combining innovative technologies and deep industry expertise with an AI-native approach, Endava consults and partners with customers to create solutions that drive transformation, augment intelligence and deliver lasting impact. From ideation to production, it supports customers with tailor-made solutions at every stage of their digital transformation, regardless of industry, region or scale.
Endava’s clients span payments, insurance, finance and banking, technology, media, telecommunications, healthcare and life sciences, mobility, retail and consumer goods and more. As of March 31, 2025, 11,365 Endavans are helping clients break new ground across locations in Europe, the Americas, Asia Pacific and the Middle East.

Q3 FY2025
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance in this press release. These measures include revenue growth/(decline) rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.
Revenue growth/(decline) rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average currency rates in effect for the fiscal quarter ended March 31, 2024 were used to convert revenue for the fiscal quarter ended March 31, 2025 and the revenue for the comparable prior period.
Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange (gains)/losses, net, restructuring costs, and fair value movement of contingent consideration, all of which are non-cash items except for realised foreign currency exchange (gains)/losses, net. Our Adjusted PBT margin is our Adjusted PBT as a percentage of our total revenue.
Adjusted profit for the period is defined as Adjusted PBT less the adjusted tax charge for the period. The adjusted tax charge is the tax charge adjusted for the tax impact of the adjustments to PBT and the release of the deferred tax liability relating to Romanian withholding tax.
Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.
Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible). Adjusted free cash flow is not intended to be a measure of residual cash available for management's discretionary use since it omits significant sources and uses of cash flow, including mandatory debt repayments and changes in working capital.
Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance.

Q3 FY2025
Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.
FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "intends," "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, statements regarding the macroeconomic environment, our share repurchase program and management's financial outlook for the fourth quarter and full fiscal year 2025. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to achieve its revenue growth goals including as a result of a slower conversion of its pipeline; Endava's expectations of future operating results or financial performance; Endava’s ability to accurately forecast and achieve its announced guidance; Endava's ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilization rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of Endava's addressable market and market trends; Endava’s ability to adapt to technological change and industry trends and innovate solutions for its clients; Endava's plans for growth and future operations, including its ability to manage its growth; Endava's ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava's future financial performance,

Q3 FY2025
including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes; the impact of unstable market and economic conditions, including as a result of actual or anticipated changes in interest rates, economic inflation and the responses by central banking authorities to control such inflation, and the imposition of tariffs in the United States and abroad; and the impact of political instability, natural disaster, events of terrorism and wars, including the military conflict between Ukraine and Russia and related sanctions, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report on Form 20-F for the year ended June 30, 2024 filed with the SEC on September 19, 2024 and in other filings that Endava makes from time to time with the SEC, including our Current Report on Form 6-K filed with the SEC on March 28, 2025. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.
INVESTOR CONTACT:
Endava plc
Laurence Madsen, Head of Investor Relations
Investors@endava.com

Q3 FY2025

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Nine Months Ended March 31		Three Months Ended March 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000
REVENUE	585,479	546,338	194,838	174,365
Cost of sales
Direct cost of sales	(417,317)	(389,864)	(134,251)	(130,452)
Allocated cost of sales	(20,896)	(19,938)	(6,998)	(6,720)
Total cost of sales	(438,213)	(409,802)	(141,249)	(137,172)
GROSS PROFIT	147,266	136,536	53,589	37,193
Selling, general and administrative expenses	(124,449)	(117,643)	(37,135)	(39,025)
OPERATING PROFIT / (LOSS)	22,817	18,893	16,454	(1,832)
Net finance (expense) / income	(2,503)	8,496	(2,857)	1,303
PROFIT / (LOSS) BEFORE TAX	20,314	27,389	13,597	(529)
Tax on profit on ordinary activities	(270)	(8,413)	(2,651)	(1,208)
PROFIT / (LOSS) FOR THE PERIOD	20,044	18,976	10,946	(1,737)
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations and net investment hedge impact	(21,554)	(1,061)	(7,741)	(2,930)
TOTAL COMPREHENSIVE (LOSS) / INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE COMPANY	(1,510)	17,915	3,205	(4,667)

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	59,234,601	58,213,743	59,164,297	58,439,085
Weighted average number of shares outstanding - Diluted	59,566,531	58,657,357	59,434,080	58,799,599
Basic EPS (£)	0.34	0.33	0.19	(0.03)
Diluted EPS (£)	0.34	0.32	0.18	(0.03)

Q3 FY2025

CONDENSED CONSOLIDATED BALANCE SHEETS	March 31, 2025	June 30, 2024	March 31, 2024 (1)
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	490,478	515,724	262,720
Intangible assets	110,471	127,797	56,436
Property, plant and equipment	15,036	20,638	22,204
Lease right-of-use assets	44,240	53,294	52,645
Deferred tax assets	20,792	18,323	20,694
Financial assets and other receivables	9,141	10,499	7,380
TOTAL	690,158	746,275	422,079
ASSETS - CURRENT
Trade and other receivables	193,131	193,673	177,355
Corporation tax receivable	10,084	11,402	2,760
Financial assets	119	183	185
Cash and cash equivalents	68,277	62,358	190,021
TOTAL	271,611	267,616	370,321
TOTAL ASSETS	961,769	1,013,891	792,400
LIABILITIES - CURRENT
Lease liabilities	13,922	14,450	14,300
Trade and other payables	101,156	116,569	82,931
Corporation tax payable	6,088	8,556	2,524
Contingent consideration	80	8,444	4,619
Deferred consideration	3,349	5,840	3,205
TOTAL	124,595	153,859	107,579
LIABILITIES - NON CURRENT
Borrowings	136,456	144,754	—
Lease liabilities	35,225	43,557	42,961
Deferred tax liabilities	19,202	30,814	13,108
Contingent consideration	329	—	—
Deferred consideration	—	943	3,411
Other liabilities	377	509	548
TOTAL	191,589	220,577	60,028
EQUITY
Share capital	1,189	1,180	1,169
Share premium	21,280	21,280	21,208
Merger relief reserve	63,440	63,440	49,643
Retained earnings	619,216	573,640	570,878
Other reserves	(41,613)	(20,059)	(18,079)
Treasury shares	(17,922)	—	—
Investment in own shares	(5)	(26)	(26)
TOTAL	645,585	639,455	624,793
TOTAL LIABILITIES AND EQUITY	961,769	1,013,891	792,400

Q3 FY2025

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	Nine Months Ended March 31		Three Months Ended March 31
	2025	2024(2)	2025	2024(2)
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit / (Loss) for the period	20,044	18,976	10,946	(1,737)
Income tax charge	270	8,413	2,651	1,208
Non-cash adjustments	64,720	43,760	18,513	11,927
Tax paid	(6,943)	(7,707)	(3,157)	(2,893)
Net changes in working capital	(23,010)	(8,811)	(10,294)	(5,497)
Net cash from operating activities	55,081	54,631	18,659	3,008

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(2,932)	(3,696)	(1,361)	(1,496)
Proceeds from disposal of non-current assets	255	36	219	63
Payment for acquisition of subsidiary, net of cash acquired	(6,676)	(19,223)	(776)	(12,513)
Other acquisition-related settlements	—	(6,680)	—	—
Interest received	978	5,599	258	2,077
Net cash used in investing activities	(8,375)	(23,964)	(1,660)	(11,869)

FINANCING ACTIVITIES
Proceeds from sublease	92	129	28	42
Proceeds from bank loans	35,000	—	25,000	—
Repayment of borrowings	(40,842)	—	(10,000)	—
Repayment of lease liabilities	(9,357)	(9,152)	(3,198)	(2,857)
Repayment of lease interest	(1,447)	(1,641)	(458)	(516)
Interest and debt financing costs paid	(6,510)	(1,611)	(2,228)	(1,028)
Grant received	274	822	—	592
Proceeds from exercise of options	—	6,586	—	3,457
Payment for repurchase of own shares	(17,808)	—	(17,808)	—
Net cash used in financing activities	(40,598)	(4,867)	(8,664)	(310)
Net change in cash and cash equivalents	6,108	25,800	8,335	(9,171)

Cash and cash equivalents at the beginning of the period	62,358	164,703	60,065	198,602
Exchange differences on cash and cash equivalents	(189)	(482)	(123)	590
Cash and cash equivalents at the end of the period	68,277	190,021	68,277	190,021

Q3 FY2025
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH / (DECLINE) RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH / (DECLINE) RATE AT CONSTANT CURRENCY:

	Nine Months Ended March 31		Three Months Ended March 31
	2025	2024	2025	2024
REVENUE GROWTH / (DECLINE) RATE AS REPORTED UNDER IFRS	7.2%	(9.7%)	11.7%	(14.3%)
Impact of Foreign exchange rate fluctuations	1.6%	2.7%	0.7%	2.5%
REVENUE GROWTH / (DECLINE) RATE AT CONSTANT CURRENCY	8.8%	(7.0%)	12.4%	(11.8%)

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Nine Months Ended March 31		Three Months Ended March 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

PROFIT / (LOSS) BEFORE TAX	20,314	27,389	13,597	(529)
Adjustments:
Share-based compensation expense	28,186	29,740	6,221	6,184
Amortisation of acquired intangible assets	16,236	9,930	4,054	2,845
Foreign currency exchange losses, net	1,446	2,864	4,866	179
Restructuring costs	5,494	7,259	—	7,259
Fair value movement of contingent consideration	(5,963)	(9,148)	(4,092)	(442)
Total adjustments	45,399	40,645	11,049	16,025
ADJUSTED PROFIT BEFORE TAX	65,713	68,034	24,646	15,496

PROFIT / (LOSS) FOR THE PERIOD	20,044	18,976	10,946	(1,737)
Adjustments:
Adjustments to profit before tax	45,399	40,645	11,049	16,025
Release of Romanian withholding tax	(3,800)	—	—	—
Tax impact of adjustments	(8,539)	(6,503)	(1,857)	(1,587)
ADJUSTED PROFIT FOR THE PERIOD	53,104	53,118	20,138	12,701

Q3 FY2025
RECONCILIATION OF ADJUSTED DILUTED EARNINGS PER SHARE:

	Nine Months Ended March 31		Three Months Ended March 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

DILUTED EARNINGS / (LOSS) PER SHARE (£)	0.34	0.32	0.18	(0.03)
Adjustments:
Share-based compensation expense	0.47	0.51	0.10	0.11
Amortisation of acquired intangible assets	0.27	0.17	0.07	0.05
Foreign currency exchange losses, net	0.02	0.05	0.08	—
Restructuring costs	0.09	0.12	—	0.12
Fair value movement of contingent consideration	(0.09)	(0.15)	(0.06)	—
Release of Romanian withholding tax	(0.06)	—	—	—
Tax impact of adjustments	(0.15)	(0.11)	(0.03)	(0.03)
Total adjustments	0.55	0.59	0.16	0.25
ADJUSTED DILUTED EARNINGS PER SHARE (£)	0.89	0.91	0.34	0.22

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Nine Months Ended March 31		Three Months Ended March 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

NET CASH FROM OPERATING ACTIVITIES	55,081	54,631	18,659	3,008
Adjustments:
Grant received	274	822	—	592
Net purchase of non-current assets (tangibles and intangibles)	(2,677)	(3,660)	(1,142)	(1,433)
ADJUSTED FREE CASH FLOW	52,678	51,793	17,517	2,167

Q3 FY2025
SUPPLEMENTARY INFORMATION
SHARE-BASED COMPENSATION EXPENSE

	Nine Months Ended March 31		Three Months Ended March 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

Direct cost of sales	19,550	21,432	4,502	5,114
Selling, general and administrative expenses	8,636	8,308	1,719	1,070
Total	28,186	29,740	6,221	6,184

DEPRECIATION AND AMORTISATION

	Nine Months Ended March 31		Three Months Ended March 31
	2025	2024	2025	2024
	£’000	£’000	£’000	£’000

Direct cost of sales	15,571	14,898	5,158	4,849
Selling, general and administrative expenses	18,525	12,410	4,805	3,698
Total	34,096	27,308	9,963	8,547

Q3 FY2025
EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

	Nine Months Ended March 31		Three Months Ended March 31
	2025	2024	2025	2024

Closing number of total employees (including directors)	11,365	11,025	11,365	11,025
Average operational employees	10,452	10,446	10,272	10,127

Top 10 customers %	36%	34%	39%	34%
Number of clients with > £1m of revenue (rolling 12 months)	136	142	136	142

Geographic split of revenue %
North America	38%	31%	37%	30%
Europe	24%	26%	22%	28%
UK	33%	34%	35%	35%
Rest of World (RoW)	5%	9%	6%	7%

Industry vertical split of revenue %
Payments	19%	26%	19%	24%
Banking and Capital Markets	19%	14%	21%	14%
Insurance	9%	9%	9%	9%
TMT	20%	23%	18%	24%
Mobility	8%	10%	8%	10%
Healthcare	12%	4%	12%	4%
Other	13%	14%	13%	15%

Q3 FY2025

FOOTNOTES

(1) Restated to include the effect of revisions arising from provisional to final acquisition accounting for DEK and Mudbath.
(2) The presentation of the Condensed Consolidated Statements of Cash Flows has been changed to separately present the repayment of lease interest from the total repayments of lease liabilities.